

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

Via E-mail
Daniel Rodríguez
Chief Executive Officer
Cencosud S.A.
Av. Kennedy 9001, Piso 6
Las Condes, Santiago, Chile

> **Re:** **Cencosud S.A.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 5, 2012**
> **File No. 333-181711**

Dear Mr. Rodríguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the distribution of preliminary prospectuses, please revise throughout the prospectus to provide all of the information that may not properly be excluded under Rule 430 of the Securities Act. In this regard, please provide the information required by Item 501(b)(3) regarding the proposed price range. Refer to Instruction 1(A) to Item 501(b)(3) of Regulation S-K.

2. Please revise throughout the prospectus to clarify and state clearly the amount of shares available for sale as part of the global offering. In this regard, we note as examples only the following:

   - Throughout the prospectus you state that the Controlling Shareholders "have indicated their intention to waive their rights with respect to <u>up to</u> 125,000,000 shares of common stock" (emphasis added). Please include definitive disclosure with respect to the amount of securities offered, as required by Item 501(b)(2) of Regulation S-K. For guidance, refer to Compliance and Disclosure Interpretation (Securities Act Rules) Question 227.02, available on our website.

- The cover page of the registration statement indicates that you are registering 132,000,000 million shares in the offering, but the prospectus cover page indicates that you are offering "up to" 125,000,000 shares, including any shares that will be sold pursuant to the international underwriters' over-allotment option. In addition, the number of additional shares subject to the over-allotment option is omitted in the paragraph below the offering price table.

- You indicate under "Over-Allotment Option" on page 14 that the Controlling Shareholders have granted the international underwriters an over-allotment option, but you have not included the number or percentage of shares that will comprise this over-allotment option.

The Offering – Preemptive Rights Offering, page 12

3. We note that the legal opinion filed as Exhibit 5.1 reflects that the shares will be issued "after commencement of the preemptive rights offering in Chile." Since the preemptive rights offering is expected to commence on the day after the pricing date for the global offering, please explain in greater detail the process for issuing the shares in the global offering.

Use of Proceeds, page 71

4. Reference is made to the last sentence in the second paragraph on page 71 which states that you, "cannot assure that the preemptive rights offering will be fully or even partially subscribed by other shareholders entitled to participate in the preemptive rights offering." In light of this statement, please address the following:

- please provide a prioritized order of proceed uses along with discussion of your plans if substantially less than the maximum amount of preemptive rights offering proceeds are obtained; and

- please provide a sensitivity analysis in relation to the capitalization table on page 77 and dilution table on page 78 based on the uncertain amount of preemptive rights to common shares to be waived by the Controlling Shareholders and unknown amount of common shares to be exercised as a result of the Preemptive Rights Offering

In your response, please tell us what consideration you gave to revising your disclosures within Use of proceeds, Capitalization and Dilution sections as a result of the issues addressed in these bullet points.

Principal Shareholders, page 235

5. Please update the amount of ADSs outstanding as of the most recent practicable date on page 236.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Marcelo A. Mottesi, Esq.
        Milbank, Tweed, Hadley & McCloy LLP